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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

        Under the Securities Exchange Act of 1934
                          (Amendment No. __2_________)*

                             The DIRECTV Group, Inc.

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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    25459L106
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                                 (CUSIP Number)

                                    12-31-04
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [X] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25459L106
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    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         (a)    U.S. Trust Corporation*                         13-2927955

         (b)    United States Trust Company of New York **      13-5459866

         (c)    U.S. Trust Company, N.A.                        95-4311476

         *U.S. Trust Corporation ("UST"), a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files separate Forms 13G. Neither UST nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Forms 13G. United States Trust Company of New York, which is a New York State-Chartered Bank, is a wholly-owned direct subsidiary of UST. U.S. Trust Company, N.A., which is a National Bank with headquarters in Connecticut, is a wholly-owned direct subsidiary of UST.

         ** - This report includes 272,237,585 shares of common stock held by the United States Trust Company of New York as trustee of certain trusts for the benefit of certain General Motors Corporation employee benefit plans.

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    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]

         (b)  [ ]
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    3.   SEC Use Only

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    4.   Citizenship or Place of Organization

         (a)    U.S. Trust Corporation
                (Incorporated in New York)

         (b)    United States Trust Company of New York
                (Incorporated in New York)

         (c)    U.S. Trust Company, N.A.
                (National Bank with headquarters in Connecticut)

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                 5.  Sole Voting Power
    Number              272,345,730
    of Shares    ---------------------------------------------------------
    Beneficially 6.  Shared Voting Power
    Owned by            3,204
    Each         ---------------------------------------------------------
    Reporting    7.  Sole Dispositive Power
    Person
                        272,497,464
                 ---------------------------------------------------------
                 8.  Shared Dispositive Power

                        45,897  (Managed Plan)
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    9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                        272,543,361

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    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
         [ ]
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    11.  Percent of Class Represented by Amount in Row (9)
                        19.7%
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    12.  Type of Reporting Person (See Instructions)

         U.S. Trust Corporation (HC)

         United States Trust Company of New York (BK)

         U.S. Trust Company, N.A. (BK)
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 Item 1.

         (a) Name of Issuer
                The DIRECTV Group, Inc.

         (b) Address of Issuer's Principal Executive Offices

                2250 E. Imperial Highway
                El Segundo, CA 90245

 Item 2.

         (a) Name of Person Filing

                (a)     U.S. Trust Corporation*                       13-2927955

                (b)     United States Trust Company of New York**     13-5459866

                (c)     U.S. Trust Company, N.A.                      95-4311476

        *U.S. Trust Corporation ("UST"), a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files separate Forms 13G. Neither UST nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Forms 13G. United States Trust Company of New York, which is a New York State-Chartered Bank, is a wholly-owned direct subsidiary of UST. U.S. Trust Company, N.A., which is a National Bank with headquarters in Connecticut, is a wholly-owned direct subsidiary of UST.\

        ** - This report includes 272,237,585 shares of common stock held by the United States Trust Company of New York as trustee of certain trusts for the benefit of certain General Motors Corporation employee benefit plans.

         (b) Address of Principal Business Office or, if none, Residence

                114 West 47th Street
                New York, NY  10036-1532

         (c) Citizenship

               (a)   U.S. Trust Corporation (Incorporated in New York)

               (b) United States Trust Company of New York (Incorporated in New York)

               (c) U.S. Trust Company, N.A. (National Bank with headquarters in Connecticut)

         (d) Title of Class of Securities

                Common Stock

         (e) CUSIP Number

                25459L106

 Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [   ] Broker or dealer registered under section 15 of the Act (15
                   U.S.C. 78o).

         (b) [ X ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

         (c) [   ] Insurance company as defined in section 3(a)(19) of the Act
                   (15 U.S.C. 78c).

         (d) [   ] Investment company registered under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) [   ] An investment adviser in accordance with Section
                   240.13d-1(b)(1)(ii)(E);

         (f) [   ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) [ X ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) [   ] A savings associations as defined in section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

 Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 272,543,361.

         (b) Percent of class:          19.7%.

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote

                                        272,345,730.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Sec. 240.13d3(d)(1).

             (ii)  Shared power to vote or to direct the vote

                                        3,204.

             (iii) Sole power to dispose or to direct the disposition of

                                        272,497,464.

             (iv)  Shared power to dispose or to direct the disposition of

                                        45,897.

 Instruction. For computations regarding securities which represent a right to acquire an underlying security see Sec. 240.13d3(d)(1).

 Item 5. Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

 Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 United States Trust Company of New York ("UST-NY") is a New York state chartered bank whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock. No individual client's holdings of common stock are more than five percent of the outstanding common stock, except as described below.

 As of the date of this report, UST-NY, as trustee, held and had the power to vote and dispose of 141,428,537 shares of common stock owned by the General Motors Special Hourly Employees Pension Trust established under the General Motors Hourly-Rate Employees Pension Plan (the "Hourly Plan"), 80,016,611 shares of common stock owned by the General Motors Special Salaried Employees Pension Trust established under the General Motors Retirement Program for Salaried Employees (the "Salaried Plan") and 50,792,437 shares owned by the Sub-Trust of the General Motors Welfare Benefit Trust established under the General Motors Welfare Benefit Trust (the "VEBA" and, together with the Hourly Plan and the Salaried Plan, the "GM Employee Plans"), representing approximately 10.2%, 5.8% and 3.7% respectively, (together 19.7%) of the outstanding shares of common stock. The Investment Funds Committee of the Board of Directors of General Motors Corporation is the named fiduciary of the GM Employee Plans and has the power to terminate at any time the appointment of UST-NY as trustee of any of the GM Employee Plans with respect to such shares of common stock.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

 Item 8. Identification and Classification of Members of the Group

        (a)     U.S. Trust Corporation*                               13-2927955

        (b)     United States Trust Company of New York**             13-5459866

        (c)     U.S. Trust Company, N.A.                              95-4311476

        *U.S. Trust Corporation ("UST"), a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files separate Forms 13G. Neither UST nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Forms 13G. United States Trust Company of New York, which is a New York State-Chartered Bank, is a wholly-owned direct subsidiary of UST. U.S. Trust Company, N.A., which is a National Bank with headquarters in Connecticut, is a wholly-owned direct subsidiary of UST.

        ** - This report includes 272,237,585 shares of common stock held by the United States Trust Company of New York as trustee of certain trusts for the benefit of certain General Motors Corporation employee benefit plans.

Item 9.  Notice of Dissolution of Group

Item 10. Certification

         (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February 14, 2005
                                -----------------------------------
                                                Date

                                         /s/ MICHAEL J.MURPHY
                                -----------------------------------
                                             Signature

                               Authorized Agent/Senior Vice President
                                 -----------------------------------
                                            Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)